UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
June 8, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:
Name Stuart MacKenzie
	Title:	Group Secretary

Date: June 8, 2010

8 June 2010
Merger Update
Lihir Gold Ltd (LGL) notes today’s announcement by Newcrest Mining Ltd that it has completed its due diligence of LGL and that Newcrest is satisfied with the outcome of the process.
LGL welcomes Newcrest’s commitment to the proposed merger, which will create an attractive gold company with operations in five countries and strong growth opportunities.
LGL also advises that the timetable for the proposed merger has been extended by 1-2 weeks. The Scheme Meeting is now expected to be held in August, with the merger scheduled for completion in September 2010, subject to the Independent Expert concluding that the Scheme is in the best interests of LGL shareholders and LGL’s shareholders approving the transaction.
LGL will update the market once the revised timetable has been finalised.
For further information, contact:
Joe Dowling
GM Corporate Affairs
07 3266 8382 or 0421 587755

GPO Box 905
Lihir Gold Limited	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Incorporated in Papua New Guinea	Fax: +617 3318 9203	Level 9, 500 Queen Street
ARBN 069 803 998	Website: www.LGLGold.com	Brisbane QLD 4000 Australia